UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

AsiaInfo-Linkage, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Edward Tian

c/o China Broadbank Capital Partners, L.P.

Suite 5504, 55/F, Central Plaza, 18 Harbour Road,

Wanchai, Hong Kong

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169453 10 7

1.	NAME OF REPORTING PERSON: Edward Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,645,275(1)
	8.	SHARED VOTING POWER 2,087,704(2)
	9.	SOLE DISPOSITIVE POWER 4,645,275(1)
	10.	SHARED DISPOSITIVE POWER 2,087,704(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,732,979
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(3)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes: (i) 3,147,332 shares of common stock (the “Common Stock”), par value $0.01 per share, of the Issuer directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 1,493,943 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian (“PacificInfo”), and (iv) 13,394 shares of Common Stock underlying restricted stock units that will vest in two tranches of 50% each, on February 7, 2013 and August 7, 2013 respectively.

(2)	Includes 2,087,704 shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong.
(3)	Based upon a total of 72,519,094 shares of Common Stock as of August 1, 2012, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended June 30, 2012.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 30, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on December 30, 2009 and Amendment No. 2 to Schedule 13D filed on February 14, 2011 (the “Original Filing”) by Edward Tian (the “Reporting Person”), with respect to the common stock, par value $0.01 per share, of the Issuer. This Amendment No. 3 is being filed to reflect certain developments in connection with certain potential transactions involving the Issuer. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction

Item 4 of the Original Filing is hereby amended and supplemented by adding the following at the end thereof:

On January 20, 2012, the Issuer announced that its board of directors has received a non-binding proposal letter from Power Joy (Cayman) Limited (“Power Joy”), a wholly owned subsidiary of CITIC Capital China Partners II, L.P. (“CITIC Capital”), pursuant to which Power Joy proposes to acquire all of the outstanding shares of common stock of AsiaInfo-Linkage in cash (the “Proposal”). The board of directors of the Issuer then formed a special committee (the “Special Committee”) to consider the Proposal and any potential alternative transactions involving the Issuer, consisting of Mr. Yungang Lu, Mr. Davin A. Mackenzie and Mr. Sean Shao as the members of the Special Committee.

On March 26, 2012, the Issuer announced that the Special Committee has determined to solicit interest from, and engage in discussions with, other potential qualified interested parties regarding a potential transaction involving the Issuer, and to evaluate any proposals it receives.

With the permission of the Special Committee, the Reporting Person has engaged in preliminary discussions with certain qualified interested parties, including CITIC Capital, and determined that he is interested in potentially participating in a transaction involving the Issuer.

Subject to the Reporting Person’s contractual obligations and other duties, if and to the extent a transaction involving the Issuer were to proceed, the Reporting Person expects to begin or continue, as applicable, his discussions and negotiations with the Issuer and potentially other parties with respect to the terms on which the Reporting Person would be willing to participate in such transaction. However, there can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Reporting Person would participate in any such transaction.

The Reporting Person has retained China Renaissance as his financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as his legal counsel to assist him in assessing, considering and evaluating such matters.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012

Edward Tian

By:	/s/ Edward Tian